UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated September 9, 2025, with reference to the September 3, 2025 announcement regarding Hafnia Limited’s potential acquisition of Company shares held by Oaktree Capital Management, L.P. and its affiliates, clarifying that the Company, upon request from and following discussions with the UK’s Panel on Takeovers and Mergers, is not subject to the City Code on Takeovers and Mergers on the basis that the Company’s place of central management and control is not considered by the UK Panel to be in the United Kingdom, the Channel Islands or the Isle of Man. However, the Company continues to be subject to the rules in Chapter 8 of the Danish Consolidated Act No. 652 on capital markets and the Danish Executive Order No. 614 on takeover bids.

The information contained in Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the U.S. Securities and Exchange Commission effective December 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: September 9, 2025

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer